FOIA Confidential Treatment Request

Pursuant to Rule 83

by Rosetta Resources Inc.

January 21, 2015

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4628

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Rosetta Resources Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 24, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed November 3, 2014

File No. 000-51801

Dear Mr. Schwall:

We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated December 22, 2014, addressed to James E. Craddock regarding Rosetta Resources Inc.’s (the “Company”) Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2014 (the “Form 10-Q”). For your convenience, we have repeated the comments set forth in the Staff’s letter and followed the comments with the Company’s response.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment of certain portions of its response to Comment No. 2. Specifically, the Company requests that the portions of its response to Comment No. 2 that are marked by [*****] be maintained in confidence, not be made part of any public record and not be disclosed to any person as such information is confidential. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Mr. John E. Hagale be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Mr. Hagale may be contacted at the following address and telephone number:

John E. Hagale

Executive Vice President and Chief Financial Officer

Rosetta Resources Inc.

1111 Bagby Street, Suite 1600

Houston, Texas 77002

Telephone: (713) 335-4105

The Company has delivered an unredacted version of this letter to the Staff.

Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K and 10-Q are materially accurate and, therefore, believe that no amendment to our existing filings are necessary. To the extent appropriate, we intend to include additional information derived from our responses provided below in our Annual Report on Form 10-K for the year ended December 31, 2014.

Page 2	January 21, 2015

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis, page 31

Results of Operations, page 34

1.	We note you disclose in the first risk factor on page 21 that “Currently, condensate is priced at a discount compared to lower API gravity crude oil as a result of several factors, including high levels of condensate production, limited condensate refining capacity and limited means of exporting or transporting condensate volumes to areas with high demand. A significant decrease in the value of condensate could have a material, negative effect on our business, financial position, results of operations, cash flows and future growth, as well as a negative impact on the value of our oil reserves and the value and volumes of oil that we can economically produce.”

Given the high percentage of your production and reserves identified as condensate, please expand this disclosure to provide the historical discount you received for your condensate production compared to WTI price, and clarify if this discount is reflected in your average sales price for oil (excluding derivatives) disclosed within your results of operations. If it is, please explain why the prices disclosed appear to be substantially similar to the average of the previous 12 months’ first-day-of-the-month WTI prices not including a discount for condensates. Additionally, if the discount is significant, tell us what consideration you have given to disclosing condensate data separately, similar to your separate disclosures for NGL.

Response:

Compared to WTI pricing, we have not historically received a significant discount on our condensate. The condensate to WTI discount ranged from 6% to 11% during the three years ended December 31, 2013. As you note in our disclosure above, our historical average sales price for oil has been similar to WTI and includes the impact, if any, related to condensate. The condensate risk factor disclosure in the Form 10-K was intended to draw attention to the fact that, given our high percentage of condensate production, should condensate pricing become significantly discounted to WTI in the future due to the factors we listed we could be adversely affected. Furthermore, the Form 10-K included additional disclosure of the respective percentage of our production and reserves attributable to condensate.

Notes to Consolidated Financial Statements, page 56

Commitments and Contingencies, page 73

2.	We note your disclosure regarding commercial disputes for which you recorded a reserve of $20.5 million during the year ended December 31, 2013. We note an additional reserve for commercial disputes of $5.8 million was recorded during the three months ended September 30, 2014. Please expand your disclosure to explain the nature of these commercial disputes including, but not limited to, the parties involved, the facts and circumstances of the disputes, the status of the disputes, the amounts involved, and how you determined that the reserve amounts are appropriate.

Response:

[*****]. These disputes concern the calculation of royalty amounts earned and royalty deductions taken over specified periods in 2009-2013. The disputes described in the Form 10-K for which we established a $20.5 million reserve were resolved in the first quarter of 2014 through our payment of $20.5 million to certain royalty holders (as disclosed on page 27 of our quarterly report on Form 10-Q for the quarter ended March 31, 2014). [*****]. Our recorded reserve represents our best estimate of the probable loss exposure associated with this dispute, as determined under FASB Accounting Standards Codification 450, Contingencies. We confirm that we will include expanded disclosure in relation to this dispute, including the addition of a risk factor describing our concentration of royalty interest holders, in our Form 10-K for the year ended December 31, 2014, and as appropriate, in future applicable filings.

In addition, Rosetta acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 3	January 21, 2015

If you have any questions with respect to the foregoing, please call the undersigned at (713) 335-4105.

Sincerely,

/s/ John E. Hagale
John E. Hagale
Executive Vice President and
Chief Financial Officer

cc:	Mr. James E. Craddock, Rosetta Resources Inc.

Mr. Michael E. Dillard, Latham & Watkins LLP

Ms. Debbie P. Yee, Latham & Watkins LLP